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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period April 13, 2004

SANPAOLO IMI S.p.A.
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

SANPAOLO IMI GROUP

Shareholders' Meeting 2004

SANPAOLO IMI S.p.A.
Shareholders' Meeting 28 and 29 April 2004

REPORT OF THE BOARD OF DIRECTORS
AGENDA POINT 2

Nomination, given their number, of the members of the Board of Directors and of the Chairman for the years 2004/2005/2006; related remuneration

        Shareholders,

With the approval of the financial statements at 31 December 2003 the term of office of the Board of Directors nominated by the Ordinary Shareholders' Meeting on 30 April 2001 is concluded.

        In this regard, we remind you that, pursuant to Article 14, 1 and 2 paragraphs of the Articles and By-laws, "The Company is administered by a Board of Directors formed by a number of members of between 7 and 20, according to the determination made by the Shareholders' Meeting. The Shareholders' Meeting itself nominates the Chairman. The Directors are in office for three years and may be re-elected."

        We remind you also that, pursuant to Article 15, paragraph 8 of the Articles and By-laws, "The annual remuneration of the members of the Board of Directors as well as that of the Executive Committee is determined by the Shareholders' Meeting, in part fixed and in part variable."

        Pursuant to the final paragraph of that Article 15, the Shareholders' Meeting may determine, in addition to the remuneration above, the payment to each Director of a fixed sum for each attendance at the meetings.

        Shareholders,

You are thus invited to pass these motions.

Turin, 26 March 2004

THE BOARD OF DIRECTORS

SANPAOLO IMI S.p.A.
Shareholders' Meeting of the 28 and 29 April 2004

REPORT OF THE BOARD OF DIRECTORS
AGENDA POINT 3

Appointment of auditors for the financial statements, the interim report and Annual Report on Form 20-F for the years 2004/2005/2006

        Shareholders,

With the approval of the financial statements for 2003, the three-year mandate entrusted by the Banca to PricewaterhouseCoopers S.p.A. for the audit of the year and consolidated financial statements of Sanpaolo IMI, for the limited audit of the interim report as well as the financial consolidated statements included in the "Annual Report on Form 20-F", according to US GAAP, falls due.

        Given the technical suitability of the Auditors and taking account of the specific competence acquired by the Auditors in relation to accounting, organizational procedures, and checks of the Bank and the Group, in order to maintain a high standard of control and ensure audit continuity, it is proposed to ask for a renewal to PricewaterhouseCoopers S.p.A., for the three years 2004/2005/2006, the audit responsibility.

        This proposal envisages:

  —
  pursuant to Articles 155 and 156 of D. Lgs. 58/98, the audit of the annual financial statements of Sanpaolo IMI S.p.A. and of the consolidated financial statements of the Sanpaolo IMI Group for the years to 31 December 2004, 2005 and 2006 and the fulfilment of the functions and related activities;

  —
  the limited audit of the interim report at 30 June 2004, 2005 and 2006, as recommended by Consob communication n. 97001574 of 20 February 1997 and pursuant to the following deliberation n. 10867 of 31 July 1997;

  —
  the audit of the reporting package for the annual financial statements of Sanpaolo IMI S.p.A., in the foreign branches of London, New York (including Nassau), Tokyo, Singapore and Shanghai (full audit); Amsterdam, Athens, Frankfurt (including Munich), Vienna, Hong Kong (limited audit). The reporting package for the interim report envisages only a limited audit and only for the branches of London and New York (including Nassau);

        For these activities, the annual amount requested by PricewaterhouseCoopers S.p.A. for the three years 2004/2005/2006 is 1,375,000 euro, divided as follows:

	Proposal 2004—2006
ANNUAL AND CONSOLIDATED AUDIT	Annual honorarium for the three years 2004—2006	Hours
	(in thousands of Euro)
Type of work
A1) Audit of the financial statements for the year	520	5.800
A2) Audit of the consolidated financial statements	90	915
A3) Continuous accounting regularity control	190	2.200

Total A)	800	8.915

B) Foreign branch audits (not included in point A)	395	3.580
C) Limited audit of the Interim Report	220	2.355
D) Limited audit of the Foreign Branches for the Interim Report	65	620

Sub Totale A) + B) + C) + D)	1,480	15,470

Discount	105
Total honorarium/hours	1,375	15,470

        A further request has been made by PricewaterhouseCoopers S.p.A. for the audit of the consolidated financial statements, for the three years 2004/2005/2006, which will be included in the "Annual Report on Form 20-F" according to US GAAP, to be deposited with the SEC—Securities and Exchange Commission, in relation to the quotation of Sanpaolo IMI shares on the New York Stock Exchange (NYSE).

        The annual fee requested by PricewaterhouseCoopers S.p.A. is 600,000 euro (for a total of 2,700 hours); the amount includes 220,000 euro (for a total of 600 hours) for the involvement of PWC Global Capital Market Group.

        As above proposed the honoraria, set in conformity with the criteria set by Consob, reflect current tariffs and will be adjusted, in following years, on the basis of total variation of the ISTAT cost of living index. Vat, living and secretarial expenses related to the work and regulatory contributions to Consob will also be added to the fees.

        The honoraria do not take account of time related to further work which may be necessary as a consequence of exceptional or unforeseeable circumstances, including, solely for example, significant variations in the structure and activities of Sanpaolo IMI and the Group, specific transactions and changes in accounting principles, when such work may require greater commitment compared to that estimated in the proposal. In that case the remuneration may be adjoined to the estimate in conformity with the criteria fixed by Consob.

        Pursuant to Article 159, paragraph 1, of D. Lgs. 58/98 and Article 146 of the Regulation approved with Consob deliberation n. 11971 of 14 May 1999 (and successive modifications), the Board of Statutory Auditors has expressed its opinion in favour of the conferral of the audit to PricewaterhouseCoopers S.p.A.

        We therefore propose to confer on PricewaterhouseCoopers S.p.A., with legal office in Milan, Via Vittor Pisani 20, the appointment, for the three years 2004/2005/2006, pursuant to Article 159 of the D.Lgs. 24 February 1998, n. 58 and related Regulation pursuant to Consob motion of 14 May 1999 n. 11971, for the audit of the annual and consolidated financial statements of Sanpaolo IMI, limited audit of the interim report, audit of the reporting package for the financial statements of the year and interim report for the foreign branches as well as the audit of the consolidated financial statements included in the "Annual Report on Form 20-F" according to US GAAP. All this in the terms and according to the conditions above.

Turin, 26 March 2004

THE BOARD OF DIRECTORS

SANPAOLO IMI S.p.A.
Shareholders' Meeting of 28 and 29 April 2004

REPORT OF THE BOARD OF DIRECTORS
AGENDA POINT 4

Authorization for the purchase and sale of own shares

        Shareholders,

        The Board of Directors has called you to this ordinary meeting to deliberate upon the proposal for the authorization for the purchase and disposition of own shares, to renew the authorization already given in the preceding Shareholders' Meeting of 29 April 2003 before its next falling due.

        In the Report on Operations and Explanatory Notes to the Financial statements for the year 2003 you will find illustrated the operations carried out by SANPAOLO IMI S.p.A. in its own shares in the year.

        Transactions in own shares allow various objectives which from time to time may result in the interests of the Company. In particular, there is the opportunity that the directors may be authorized to purchase or sell own shares to allow general consistency between quoted prices and the presumable economic value of the share, in the domestic and international market, improving market liquidity and the regular performance of dealings.

        Equally, it is appropriate that the directors may be authorized also to take further opportunities, among which those connected to extraordinary financial transactions involving share exchanges or the availability of own shares for various financial transactions.

        Purchase transactions will be made according to the methods envisaged and allowed by the first paragraph of Article 132 of D. Lgs 24 February 1998 n. 58, to ensure equal treatment of Shareholders and except as envisaged by 3 paragraph of Article 132 cited. Transactions, in general, will be made in line with current Consob regulations.

        Having taken account of the above, we propose to the motion, pursuant to Article 2357 c.c. and Article 132 of D. Lgs. 24 February 1998 n. 58, and for 18 months from the date of the deliberation, the authorization for the purchase of own ordinary shares of nominal Euro 2.80 at a price, net of ordinary purchase charges, no less than the minimum of 30% and no more than maximum of 10% on the reference price of the share recorded in the trading day preceding each transaction, up to a maximum of 180 million shares and in any case within legal limits, taking account, within the Group, of suitable procedures to monitor the total shareholding held. Purchases may be made one or more times.

        We propose to you to confirm the amount of the Reserve for the Purchase of own shares, Euro 1,000 million, corresponding to the Reserve for the Purchase of own shares already existing. The amount of shares held from time to time will be held within that amount.

        We also propose you to authorise, pursuant to Article 2357-ter c.c. the sale, in whole or in part, of own shares held, at an amount no less than 10% compared to the reference price on the day preceding each sale. Other parameters may instead be used, in line with international best practice, for transfers in whatever form made in acquisitions of shareholdings made by the Bank, or related to stable cooperation relationships or connected to extraordinary financial transactions which may involve the availability of own shares.

        To serve the above ends, further purchase and sale transactions may be made.

        Own shares may also be used in the context of incentives aimed towards:

—
assignments free of charge, to employees of the Company or controlled Companies, also in substitution of other forms of remuneration, taking account of the advantages envisaged in current tax regulations;

—
sales paid for following the exercise of option rights and at a price of "normal value "of the share calculated according to current tax regulations, to employees of the Company or controlled Companies as well as, in respect of Article 2389 c.c., to Directors of the Company.

        In this regard, as recorded in the Report to the consolidated financial statements, we inform you that the Board of Directors, while it remains to the Shareholders' Meeting to authorise the use of own shares, with specific resolutions:

  •
  has deliberated—pursuant to Article 15, paragraph 9, of the Articles and By-laws—that the remuneration of the Chairman Dr Rainer Masera and Managing Directors Dott. Alfonso Iozzo and Rag. Luigi Maranzana may be integrated through recourse to a stock option plan which envisages the attribution to each of 450,000 fixed rights for the three years of office 2001/2002/2003, plus further 150,000 rights on condition that SANPAOLO IMI shares reach a price of 20 Euro at the end of the three-year period;

  •
  has deliberated, again pursuant to Article 15, paragraph 9, of the Articles and By-laws, on occasion of nomination as Managing Director of Rag. Pio Bussolotto that his remuneration may be integrated through recourse to a stock option plan which envisages the attribution of 300,000 fixed rights for the two years of office 2002/2003, plus further 100,000 rights on condition that SANPAOLO IMI shares reach a price of 20 Euro at the end of the two-year period;

        In both cases the purchase price is 12.6244 euro, while the rights exercise period is expected for the end of three years 2001/2003, from the ex-dividend related to the year 2003 and conclusion with the approval by the Board of Directors of the financial statements 2005 and in any case the 31 March 2006.

        We invite you, therefore, to approve the above—and consequently to revoke, for the part not executed, the authorization for the purchase and sale of own shares taken on 29 April 2003—authorizing further the Board of Directors to delegate, in whole or in part, purchase and sale transactions.

Turin, 26 March 2004

THE BOARD OF DIRECTORS

SANPAOLO IMI S.p.A.
Shareholders' Meeting of 28 and 29 April 2004

REPORT OF THE BOARD OF DIRECTORS
AGENDA POINT 5

Nomination of a Supplementary Auditor, pursuant to Article 2401 c.c.

        Shareholders,

        Please note that Prof. Antonio Ottavi has formally communicated to the Chairman of the Board of Directors and the Chairman of the Board of Statutory Auditors his resignation as Supplementary Auditor of the Bank from 19 January 2004.

        Today's Shareholders' Meeting is therefore asked to deliberate on the nomination of a new Supplementary Auditor ex Article 2401 c.c.

        It should be noted that—pursuant to Article 19, paragraph 16, of the Articles and By-laws—the deliberation will be adopted by relative majority, without recourse to voting list.

        Shareholders,

        You are therefore invited to pass the motions.

        Turin, 26 March 2004

THE BOARD OF DIRECTORS

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.
Date: April 13, 2004	By:	/s/ GIORGIO SPRIANO
	Name:	Giorgio Spriano
	Title:	Head of Company Secretariat

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REPORT OF THE BOARD OF DIRECTORS AGENDA POINT 2
REPORT OF THE BOARD OF DIRECTORS AGENDA POINT 3
REPORT OF THE BOARD OF DIRECTORS AGENDA POINT 4
REPORT OF THE BOARD OF DIRECTORS AGENDA POINT 5
Nomination of a Supplementary Auditor, pursuant to Article 2401 c.c.
SIGNATURES